FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 15 March 2006


                               File no. 0-17630


                         Director/PDMR Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Declan W. Doyle

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Declan W. Doyle

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Declan W. Doyle                                  186,262

AC Employee Benefit Trustees Limited             2,863

8 State the nature of the transaction

(i) Exercise of share options

(ii) Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

49,401

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

44,401

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

(i)            EUR7.0899

(ii)           EUR28.00

14. Date and place of transaction

15th March 2006, The Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

189,125

16. Date issuer informed of transaction

(i)            15th March 2006

(ii)           15th March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................

18. Period during which or date on which it can be exercised

.....................................

19. Total amount paid (if any) for grant of the option

.....................................

20. Description of shares or debentures involved (class and number)

.....................................

.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................

22. Total number of shares or debentures over which options held following notification

.....................................

23. Any additional information

.....................................

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone

Company Secretary

Date of notification

15th March 2006

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  15 March 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director